UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Civeo Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

178787107
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000
May 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,111,878
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,111,878
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,111,878
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person (See Instructions) CO, IA

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,888,122
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,888,122
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,122
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person (See Instructions) OO, HC

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,103,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,103,100
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) PN, IA

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 785,022
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 785,022
11	Aggregate Amount Beneficially Owned by Each Reporting Person 785,022
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person (See Instructions) PN, IA

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”), relating to Common Stock, par value $0.01 per share (the “Common Stock”), of Civeo Corporation, a Delaware corporation (the “Issuer”), is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2014.  The address of the principal executive offices of the Issuer is Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas 77002.

The Amendment is being filed on behalf of (i) Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”); (ii) DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”); (iii) DME Capital Management, LP, a Delaware limited partnership (“DME CM”); (iv) DME Advisors, L.P., a Delaware limited partnership  (“DME Advisors”); and (v) David Einhorn (“Mr. Einhorn” and together with Greenlight Inc., Advisors GP, DME CM and DME Advisors, the “Reporting Persons”).

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital Qualified, L.P., a Delaware limited partnership, and Greenlight Capital Offshore Partners, a British Virgin Islands partnership.  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company and for Greenlight Capital (Gold), LP, a Delaware limited partnership.  Advisors GP is the general partner of DME CM and the general partner of DME Advisors, the investment manager for a managed account.  Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, DME CM and DME Advisors.  The shares of Common Stock reported herein are held for the account of the private investment funds and managed account described above (collectively, the “Funds”).  The Reporting Persons may be deemed to beneficially own such shares in light of the Reporting Persons’ voting and investment powers with respect thereto.  Each of the Reporting Persons disclaims beneficial ownership of such shares except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

This Amendment is being filed to amend Items 5 and 6 as follows:

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the Securities and Exchange Commission on April 30, 2015, that there were 107,321,989  outstanding shares of Common Stock of the Issuer as of April 24, 2015.

(c)  The following table lists the transactions in the Common Stock that were effected by the Funds, in the aggregate, during the sixty day period prior to the filing of this Schedule 13D.  Each transaction listed below reflects the aggregate number of shares purchased or sold through a particular broker on the applicable date, and the corresponding price reflects the average price per share in connection with such transaction.

				Price Range
Transaction	Date	No. Shares	Average Price*	Low	High
Open market sales	04/16/2015	350,300	$3.89	$3.89	$3.89
Open market sales	04/17/2015	249,700	$3.69	$3.69	$3.69
Open market sales	04/20/2015	200,000	$3.63	$3.63	$3.63
Open market sales	04/21/2015	50,000	$3.47	$3.47	$3.47
Open market sales	04/22/2015	75,000	$3.36	$3.36	$3.36
Open market sales	04/23/2015	75,000	$3.45	$3.45	$3.45
Open market sales	05/05/2015	208,929	$4.83	$4.80	$4.86
Open market sales	05/06/2015	895,261	$4.77	$4.68	$4.85
Open market sales	05/07/2015	424,475	$4.49	$4.48	$4.51
Open market sales	05/08/2015	774,664	$4.57	$4.55	$4.60
Open market sales	05/11/2015	570,594	$4.65	$4.64	$4.66
Open market sales	05/12/2015	785,006	$4.61	$4.59	$4.64
Open market sales	05/13/2015	400,000	$4.62	$4.62	$4.62
Open market sales	05/14/2015	350,000	$4.54	$4.50	$4.60
Open market sales	05/15/2015	250,000	$4.39	$4.39	$4.39
*
The prices reported are weighted average prices at which shares were sold in multiple transactions on the listed dates.  The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each price within the price range stated for each such date.

(d)  Not applicable.

(e)  The Reporting Persons ceased to be potential beneficial owners of more than five percent of the Common Stock as of May 14, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Funds are parties to cash settled swaps (the “Swaps”) with respect to an aggregate of 1,000,000 shares of Common Stock.  The Swaps provide the Funds with economic results that are comparable to the economic results of ownership but do not provide them (or Reporting Persons acting on their behalf) with the power to vote or direct the voting or dispose of or direct the disposition of any shares of Common Stock.  The counterparties to the Swaps are unaffiliated third party financial institutions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          May 15, 2015

Greenlight Capital, Inc.

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.